Form 10-K, Exhibit 13
period 1993-12-31
BROWN ALEX INC
filed 1994-03-29
CIK 787977

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------------------------------------------------
ALEX. BROWN INCORPORATED

Alex. Brown Incorporated (the "Company") is a holding company whose primary subsidiary is Alex. Brown & Sons Incorporated ("Alex. Brown"), a major investment banking and securities brokerage firm. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking and securities brokerage services, all of which have an impact on the Company's revenues as well as its liquidity. Substantial fluctuations can occur in the Company's revenues and net earnings due to these and other factors.

In periods of reduced market activity, profitability is likely to be adversely affected because certain expenses, consisting primarily of salaries and benefits, communications and occupancy expenses, remain relatively fixed.
Accordingly, net earnings for any period should not be considered representative of any other period.

RESULTS OF OPERATIONS
1993 Compared to 1992

Revenues totaled $628.2 million, an increase of 38% from $455.7 million in 1992. Generally, the increase reflects the year's market strength which prompted increases in trading volume on the major exchanges and in the OTC market and an increased volume of public offerings.

Commission revenues totaled $131.7 million, a 21% increase from $108.7 million in 1992, reflecting increased retail and institutional activity, spurred by higher trading volumes on the major exchanges.

Investment banking revenues increased 50% to $254.1 million, primarily as a result of increased underwriting-related revenues.

Principal transaction revenues increased 43% to $129.8 million from $90.9 million in 1992, primarily as a result of strong performance in OTC equity and fixed income trading, including mortgage-backed securities.

Interest and dividend revenues increased 34% to $49.3 million from $36.8 million in 1992, reflecting an increase in margin loans and fixed income inventories.

Advisory and other revenues totaled $63.4 million, a 28% increase from $49.5 million in 1992. This increase was primarily attributable to increased revenues from asset management operations and correspondent services and increases in net investment revenue, including gains on merchant banking investments.

Reflecting general market conditions and related increases in transaction volumes, total operating expenses were $479.9 million, a 33% increase from $360.3 million in 1992.

Compensation and benefits expense increased 38% to $344.3 million, reflecting increases in commissions, salaries and benefits and incentive compensation.

Communications expense increased 13% from $22.5 million to $25.5 million, due primarily to increased levels of business activity.

Occupancy and equipment expense increased 9% to $26.5 million in 1993. This increase was primarily attributable to additional equipment expense and expansion of offices.

Interest expense increased 41% to $14.9 million, due primarily to the need to finance increased margin loans and fixed income inventories.

Floor brokerage, exchange and clearing fees increased 13% to $12.1 million, as a result of higher volumes of listed securities transactions, by both Alex. Brown and its correspondents.

Other operating expenses increased 35% to $56.5 million from $42.0 million in 1992, as a result of increased processing expenses associated with the higher volume of trades and other costs associated with higher levels of business activity, including other professional and affiliate expenses.

The Company's effective tax rate increased to 39.8% from 38.6% in 1992, as a result of higher rates.

As a result of the above, net earnings increased to $89.2 million, from $58.6 million in 1992. Primary and fully diluted earnings per share were $5.61 and $5.09, respectively, as compared to $3.72 and $3.50 in 1992.

The weighted average number of shares outstanding for purposes of calculating earnings per share includes shares related to outstanding dilutive stock options and is affected by the market price of the Company's Common Stock. Additionally, the calculation of fully diluted earnings per share assumes the conversion into Common Stock of the Company's outstanding convertible subordinated debt, if dilutive. These factors can result in lower rates of increase or higher rates of decrease in earnings per share as compared to the rates of increase or decrease in net earnings.

1992 Compared to 1991

Revenues totaled $455.7 million, an 11% increase from $410.6 million in 1991. Generally, the increase reflects the year's market strength which prompted increases in trading volume on the major exchanges and in the OTC market and increased volume of public offerings.

Commission revenues totaled $108.7 million, a 16% increase from $94.0 million in 1991, due primarily to increased listed equity commissions.

Investment banking revenues increased 11% to $169.9 million, primarily as a result of increased corporate underwriting and fee revenues including fees from mergers and acquisitions.

Principal transaction revenues increased to $90.9 million from $83.5 million in 1991, primarily as a result of strong performance in OTC equity and fixed income trading.

Interest and dividend revenues decreased 7% to $36.8 million from $39.6 million in 1991, due primarily to the virtual elimination of matched book interest revenue, an area of business which has been deemphasized, and the net effect of higher margin loan balances and lower interest rates.

Advisory and other revenues increased 22% to $49.5 million from $40.6 million in 1991. This increase was primarily attributable to increased revenues from asset management operations, correspondent services and net investment revenue.

Reflecting general market conditions and related increases in transaction volumes, total operating expenses were $360.3 million, a 10% increase from $327.2 million in 1991.

Compensation and benefits expense increased 11% to $250.1 million, reflecting increases in commissions, salaries and benefits and incentive compensation.

Communications expense increased 8% to $22.5 million from $20.9 million in 1991, reflecting increased levels of business activity.

Occupancy and equipment expense increased 9% to $24.4 million in 1992. This increase was primarily attributable to additional office space and equipment and rent increases.

Interest expense decreased 13% to $10.6 million from $12.2 million, due to the virtual elimination of matched book interest expense and lower rates which were partially offset by increased borrowings.

Floor brokerage, exchange and clearing fees increased by 12% to $10.8 million, as a result of higher volumes of listed securities transactions, by both Alex. Brown and its correspondents.

Other operating expenses increased 11% to $42.0 million from $37.7 million in 1991, as a result of increased trade processing expenses associated with the higher volume of trades processed and other costs associated with higher levels of business activity.

The Company's effective tax rate increased to 38.6% from 37.7% in 1991 as a result of decreased availability of certain tax benefits.

As a result of the above, net earnings increased to $58.6 million from $52.0 million in 1991. Primary and fully diluted earnings per share were $3.72 and $3.50, respectively, as compared to $3.36 and $3.12 in 1991.

Liquidity and Capital Resources

The Company's consolidated statement of financial condition reflects a liquid financial position. The majority of the securities positions in Alex. Brown's trading accounts (both long and short) are readily marketable and actively traded. Customer receivables include margin balances and amounts due on uncompleted transactions. Receivables from other brokers and dealers generally represent either current open transactions, which usually settle within a few days, or securities borrowed transactions which normally can be closed out within a few days. Most of the Company's receivables are secured by marketable securities. The Company also has investments in fixed assets and illiquid securities but such investments are not a significant portion of the Company's total assets.

High yield securities, also referred to as "junk" bonds, are debt securities and non-investment grade debt securities which are rated by Standard & Poor's as lower than BBB. The market for high yield securities can be extremely volatile and many experienced significant declines in past years. At year-end 1993, in its high yield operations, Alex. Brown had $5.2 million and $.9 million of long and short inventory, respectively, as compared to $1.7 million and $.1 million at year-end 1992.

In 1990, the Company completed the establishment of its merchant banking business. As of year-end 1993, the carrying value of the Company's merchant banking investments was $16.6 million, compared to $15.7 million at year-end 1992. Gains related to merchant banking investments were $7.4 million in 1993. These gains resulted primarily from the sale of the Company's position in Landstar Systems, Inc., and an increase in the carrying value of McGaw, Inc. which had an initial public offering in March 1993. At December 31, 1993, the Company had committed to invest $23 million in a merchant banking partnership in which the Company and certain of its employees are the general partners. It is anticipated that merchant banking investments will generally have a holding period of three years or more. It is also anticipated that these activities will be funded with existing sources of working capital. The Company has no outstanding bridge loans.

From time to time the Company makes subordinated loans to correspondents as part of its Correspondent Services business. These loans may be secured or unsecured and are funded through general working capital sources. At year-end 1993, $3.0 million of such loans were outstanding.

The Company finances its business through a number of sources, consisting primarily of paid-in capital, funds generated from operations, free credit balances in customers' accounts, deposits received on securities loaned and bank loans.

The Company borrows from banks on a short-term basis under arrangements pursuant to which the amount of funds available to the Company is based on the value of the securities owned by the Company and customers' margin securities pledged as collateral. In addition, the Company borrows on a long-term basis from banks on both an unsecured basis and with fixed assets pledged as collateral. The Company has historically been able to obtain necessary bank borrowings and believes that it will continue to be able to do so in the future. The Company has a total of $125 million of unsecured and secured financing from banks available under committed, revolving lines of credit, of which $25 million expires in 1994 and $100 million expires in 1996.

During 1993, the Company repurchased a total of 876,400 shares of its Common Stock at a cost of $21.7 million. At year-end 1993, the Company had a remaining repurchase authorization of approximately 1,000,000 shares. The Company anticipates that, subject to market conditions, it will make additional repurchases in the future.

Alex. Brown is required to comply with the net capital rule of the Securities and Exchange Commission. The rule may limit the Company's ability to withdraw capital from Alex. Brown. Alex. Brown has consistently exceeded minimum net capital requirements under the rule. At December 31, 1993, Alex. Brown had aggregate net capital of $227.5 million, which exceeded the minimum net capital requirements by $211.6 million.

Management of the Company believes that existing capital and credit facilities, when combined with funds generated from operations, will provide the Company with sufficient resources to meet its present and reasonably foreseeable cash and capital needs.

Effective January 1, 1993, the Company adopted Statements of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 112 "Employers' Accounting for Postemployment Benefits." These statements require that the cost of certain benefits provided to employees after retirement or termination of employment be recognized over the period of employment. The cost of adoption of SFAS Nos. 106 and 112 was not material to the Company's financial condition or results of operations.

Risk Management

The Company records securities transactions on a settlement date basis, generally the fifth business day following the transaction. The risk of loss on unsettled transactions is identical to settled transactions which have not cleared and relates to customers' or brokers' inability or refusal to meet the terms of their contracts. The Company continually monitors its exposure to market and counterparty risk through a variety of financial, position and credit exposure reporting and control procedures. The Risk Management, Credit and Investment Committees, each of which meets on a regular basis, comprise members of senior management. Each trading department is subject to internal position limits established by the Risk Management Committee which also reviews positions and results of the trading departments. Alex. Brown's Credit Committee establishes and reviews appropriate credit limits for customers and brokers seeking margin, repurchase and reverse repurchase agreement facilities and securities borrowed and securities loaned arrangements. The Investment Committee approves investment purchases and sales and reviews holdings.

Effects of Inflation

Because the Company's assets are, to a large extent, liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects the Company's expenses such as employee compensation, office space leasing costs and communication charges, and increases therein may not be readily recoverable in the price of services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets and on the value of securities owned by the Company, it may adversely affect the Company's financial position and results of operations.

CONSOLIDATED STATEMENTS OF EARNINGS
- ------------------------------------------------------------------------------
ALEX. BROWN INCORPORATED



                                   Years Ended December 31
                                  1993      1992      1991
- -------------------------------------------------------------
                                  (in thousands, except per
                                       share amounts)
Revenues:
  Commissions                    $131,696  $108,733  $ 93,969
  Investment banking              254,076   169,876   152,861
  Principal transactions          129,774    90,884    83,535
  Interest and dividends           49,278    36,765    39,600
  Advisory and other               63,379    49,466    40,615
                                --------- --------- ---------
    Total revenues                628,203   455,724   410,580
                                -----------------------------
Operating expenses:
  Compensation and benefits       344,344   250,100   224,559
  Communications                   25,513    22,546    20,899
  Occupancy and equipment          26,461    24,365    22,276
  Interest                         14,924    10,587    12,161
  Floor brokerage, exchange and
   clearing fees                   12,132    10,781     9,595
  Other operating expenses         56,494    41,961    37,734
                                --------- --------- ---------
    Total operating expenses      479,868   360,340   327,224
                                -----------------------------
Earnings before income taxes      148,335    95,384    83,356
Income taxes (note 13)             59,109    36,773    31,404
                                --------- --------- ---------
Net earnings                     $ 89,226  $ 58,611  $ 51,952
                                -----------------------------
                                -----------------------------
Earnings per share:
  Primary                           $5.61     $3.72     $3.36
                                -----------------------------
                                -----------------------------
  Fully diluted                     $5.09     $3.50     $3.12
                                -----------------------------
                                -----------------------------
Weighted average number of shares outstanding:
  Primary                          15,916    15,742    15,480
                                -----------------------------
                                -----------------------------
  Fully diluted                    17,809    17,064    16,976
                                -----------------------------
                                -----------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
- -------------------------------------------------------------
ALEX. BROWN INCORPORATED


                                                          December 31
                                                    -----------------------
                                                       1993        1992
- ---------------------------------------------------------------------------
                                                        (in thousands)
Assets:
Cash and cash equivalents                            $   57,005  $   87,064
Receivables:
  Customers (note 2)                                    731,404     579,568
  Brokers, dealers and clearing organizations
   (note 3)                                             228,258     239,110
  Current state income taxes (note 13)                       73         336
  Other                                                              25,969
                                                         55,282
Firm trading securities (note 4)                         79,007      67,294
Deferred income taxes (note 13)                           6,979       3,726
Memberships in exchanges, at cost (market $2,083
 and $1,490)                                                323         323
Office equipment and leasehold improvements, at
 cost less accumulated depreciation and amortization
 of $26,311 and $23,127 (note 7)                         24,216      23,387
Investment securities (note 5)                           52,903      46,966
Loans to employees to purchase convertible
 subordinated debentures (note 14)                       29,284       4,130
Other assets (note 6)                                    18,689       7,161
                                                    ----------- -----------
                                                     $1,283,423  $1,085,034
                                                    -----------------------
                                                    -----------------------


Liabilities and Stockholders' Equity:
Bank loans (note 7)                                  $   65,973  $   65,419
Payables:
  Cash management facility                               68,837      65,721
  Customers, including free credit balances             345,283     295,104
  Brokers, dealers and clearing organizations
   (note 3)                                             175,369     216,531
  Current federal and state income taxes (note 13)       14,716       6,666
  Other                                                 184,030     110,695
Securities sold, not yet purchased (note 8)              27,402      21,780
Commitments and contingencies (note 10)

5.75% Convertible subordinated debentures due 2001
 (note 12)                                               24,642      24,593
Employee convertible subordinated debentures
 (note 14)                                               31,506       4,130
Stockholders' equity (note 14):
  Common stock of $.10 par value
   Authorized 50,000,000 shares
   Issued 15,356,431 shares in 1993
   and 15,194,716 in 1992                                 1,536       1,519
  Additional paid-in capital                            114,014     112,534
  Loans to employees to purchase common stock           (10,902)         --
  Retained earnings                                     241,017     160,342
                                                    ----------- -----------
    Total stockholders' equity                          345,665     274,395
                                                    ----------- -----------
                                                     $1,283,423  $1,085,034
                                                    -----------------------
                                                    -----------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

- ---------------------------------------------------------------------------

ALEX. BROWN INCORPORATED



                                         Years Ended December 31, 1991, 1992, and 1993
                             ---------------------------------------------------------------------
                                                             Loans To
                                          Additional        Employees                        Total
                                  Common     Paid-in      To Purchase    Retained    Stockholders'
                                   Stock     Capital     Common Stock    Earnings           Equity
- --------------------------------------------------------------------------------------------------
                                                        (in thousands)
Balance at December 31, 1990      $1,475    $107,411           $   --    $ 60,897         $169,783
  Net earnings                        --          --               --      51,952           51,952
  Issuance of 1,047,537
   shares of common stock            105      11,357               --          --           11,462
  Repurchase and retirement
   of 664,477 shares of common                                                              (7,993)
   stock                             (67)     (7,926)              --          --
  Compensation payable in
   common stock                       --       1,085               --          --            1,085
  Dividends paid                      --          --               --      (4,609)          (4,609)
Balance at December 31, 1991       1,513     111,927               --     108,240          221,680
  Net earnings                        --          --               --      58,611           58,611
  Issuance of 781,378 shares
   of common stock                    78      11,191               --          --           11,269
  Repurchase and retirement
   of 761,886 shares of common
   stock                             (76)    (12,176)              --          --          (12,252)
  Compensation payable in
   common stock                        4       1,592               --          --            1,596
  Dividends paid                      --          --               --      (6,509)          (6,509)
                             ----------- ----------- ---------------- ----------- ----------------
Balance at December 31, 1992       1,519     112,534               --     160,342          274,395
  Net earnings                        --          --               --      89,226           89,226
  Issuance of 983,604 shares
   of common stock                    99      21,928          (12,920)         --            9,107
  Repurchase and retirement
   of 876,400 shares of common
   stock                             (88)    (21,650)              --          --          (21,738)
  Compensation payable in
   common stock                        6       1,202               --          --            1,208
  Loan forgiveness                    --          --            2,018          --            2,018
  Dividends paid                      --          --               --      (8,551)          (8,551)
                             ----------- ----------- ---------------- ----------- ----------------
Balance at December 31, 1993      $1,536    $114,014         $(10,902)   $241,017         $345,665
                             ---------------------------------------------------------------------
                             ---------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- ------------------------------------------------------------------------------
ALEX. BROWN INCORPORATED


                                           Years Ended December 31
                                     -----------------------------------
                                            1993        1992        1991
- ------------------------------------------------------------------------
                                               (in thousands)
Cash flows from operating
 activities:
  Net earnings                         $  89,226   $  58,611     $51,952
  Reconciliation of net earnings to
   net cash provided by (used for)
   operating activities:
  Depreciation and amortization            7,004       5,560       5,062
    Non-cash compensation expense          5,448       1,596       1,085
    Gain on investment securities         (7,077)     (2,694)     (1,435)
    Other                                     49          (3)         49
    (Increase) decrease in assets:
      Receivables                       (170,034)   (183,900)   (169,084)
      Firm trading securities            (11,713)     (7,840)     16,143
      Matched securities purchased
       under agreements to resell             --          --     107,840
      Deferred income taxes               (3,253)       (898)     (2,586)
      Other assets                        (1,028)       (251)       (812)
    Increase (decrease) in
     liabilities:
      Payables                            90,402      79,271     122,436
      Securities sold, not yet
       purchased                           5,622       8,593        (823)
      Matched repurchase agreements
       and securities sold, not yet
       purchased                              --          --    (107,840)
      Deferred income taxes                   --        (132)       (568)
                                     ----------- ----------- -----------
  Net cash provided by (used for)
   operating activities                    4,646     (42,087)     21,419
                                     ----------- ----------- -----------
  Cash flows from financing
   activities:
    Net proceeds (payments):
      Short-term loans                        57      45,000        (750)
      Securities sold under
       repurchase agreements                  --          --        (215)
      Cash management facility             3,116      33,669      11,426
    Proceeds from term loans               7,500       6,473       5,000
    Payments on term loans                (7,003)     (8,300)     (3,897)
    Issuance of common stock               9,107      11,269      11,462
    Repurchase of common stock           (21,738)    (12,252)     (7,993)
    Dividends paid to stockholders        (8,551)     (6,509)     (4,609)
                                     ----------- ----------- -----------
  Net cash provided by (used for)
   financing activities                  (17,512)     69,350      10,424
                                     ----------- ----------- -----------
  Cash flows from investing
   activities:
    Purchase of office equipment and
     leasehold improvements               (7,833)     (8,041)     (3,650)
    Purchase of intangible asset         (10,500)         --          --
    Purchase of investment
     securities                          (15,255)    (23,121)     (6,572)
    Sale of investment securities         16,395       8,831       2,631
                                     ----------- ----------- -----------
  Net cash used for investing
   activities                            (17,193)    (22,331)     (7,591)
                                     ----------- ----------- -----------
  Net increase (decrease) in cash
   and cash equivalents                  (30,059)      4,932      24,252
  Cash and cash equivalents at
   beginning of year                      87,064      82,132      57,880
                                     ----------- ----------- -----------
  Cash and cash equivalents at end
   of year                             $  57,005   $  87,064   $  82,132
                                     -----------------------------------
                                     -----------------------------------


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------------------------------------------
ALEX. BROWN INCORPORATED


1) SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the activities of Alex. Brown Incorporated and subsidiaries in which it owns a controlling financial interest (the Company). Its principal subsidiary is Alex. Brown & Sons Incorporated (Alex. Brown), which is wholly owned. All material intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in entities in which the Company holds a noncontrolling financial interest of 20% to 50%.

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally five business days after trade date. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

Firm trading and investment securities and securities sold, not yet purchased are carried at market value, and unrealized gains and losses relating thereto are reflected in revenues. Market values are generally based on quoted market prices. If quoted market prices are not available, market values are determined based on other relevant factors, including quoted market prices for similar securities. Investments made in connection with merchant banking transactions are recorded at their initial cost. Upward adjustments are made only when an increase in market value is supported by significant external transactions which directly affect the value of such securities. Downward adjustments are made when the Company determines that the value of the investment is less than the carrying value.

Securities purchased under agreements to resell and securities sold under repurchase agreements are accounted for as financing transactions. Such securities consist of obligations of the United States government or one of its agencies. The Company's practice is to maintain collateral sufficient to secure amounts receivable pursuant to securities purchased under agreements to resell.

Depreciation of office equipment is determined using the straight line method over useful lives ranging from 3 to 10 years. Leasehold improvements are amortized on the straight line method over the lesser of the estimated economic useful life of the improvements or the remaining term of the lease.

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effects of changes in tax rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date. The Company previously accounted for income taxes under Statement of Financial Accounting Standards No. 96. The effect of adopting SFAS 109 was not material.

Effective January 1, 1993, the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112 "Employers' Accounting for Postemployment Benefits." These statements require that the cost of certain benefits provided to employees after retirement or termination of employment be recognized over the period of employment. The effect of adoption of SFAS Nos. 106 and 112 was not material to the Company's financial condition or results of operations.

The Company classifies all short-term investments with maturities at dates of purchase of three months or less as cash equivalents except for short-term investments carried in trading accounts.

Cash management facility payable represents the excess of outstanding checks written on certain banks over amounts on deposit at such banks.

Primary and fully diluted earnings per share are based on the weighted average number of shares outstanding and assume the exercise of outstanding dilutive options to purchase common stock. Fully diluted earnings per share further assumes the conversion into common stock of convertible subordinated debentures, if dilutive.

2) RECEIVABLES FROM CUSTOMERS

Receivables from customers include amounts due on uncompleted transactions and margin balances. Securities owned by customers and held as collateral for these receivables are not reflected in the financial statements.

3)   RECEIVABLES   FROM   AND   PAYABLES  TO  BROKERS,  DEALERS  AND  CLEARING
ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consisted of the following (in thousands):

                                          1993        1992
- ------------------------------------------------------------
Securities failed to deliver            $ 27,359   $  40,820
Deposits paid for securities
 borrowed                                175,673     170,475
Other                                     25,226      27,815
                                     ----------- -----------
  Total receivables                     $228,258    $239,110
                                     -----------------------
                                     -----------------------
Securities failed to receive            $ 22,721    $ 31,242
Deposits received for securities
 loaned                                  126,888     158,364
Other                                     25,760      26,925
                                     ----------- -----------
  Total payables                        $175,369    $216,531
                                     -----------------------
                                     -----------------------


Payables to brokers, dealers and clearing organizations at December 31, 1993 included amounts which are due upon delivery of securities to Alex. Brown. In the event the counterparty does not fulfill its contractual obligation to deliver these securities, Alex. Brown may be required to purchase the securities at prevailing market prices to satisfy its customer obligations.

4) FIRM TRADING SECURITIES

Firm trading securities consisted of the following (in thousands):

                                         1993      1992
- --------------------------------------------------------
United States government and
 agencies thereof                      $ 4,738   $ 2,966
Mortgage-backed                            167     7,027
States and municipalities               40,290    36,298
Corporate debt                          11,959     4,914
Corporate equity                        21,853    16,089
                                     --------- ---------
                                       $79,007   $67,294
                                     -------------------
                                     -------------------


5) INVESTMENT SECURITIES

Investment securities included $16.6 million and $15.7 million of merchant banking investments and $11.4 million and $11.3 million managed by an affiliate at December 31, 1993 and 1992, respectively. The investment managed by an affiliate included marketable securities with a long market value of $7.4 million and $7.8 million and a short market value of $5.0 million and $10.0 million at December 31, 1993 and 1992, respectively. This investment also included financial futures contracts at December 31, 1993 which involved off-balance-sheet risk since changes in the market value of the contracts may exceed the amounts recognized in the Consolidated Statement of Financial Condition. Financial futures contracts represent a commitment to receive or deliver other financial instruments at specific terms at specified future dates. Such futures contracts are conducted through regulated exchanges which guarantee performance of counterparties; therefore, credit risk is limited to a default by the exchange. The futures contracts at December 31, 1993, which primarily involved a commitment based on delivery of short-term debt obligations in June 1994, had a notional amount of $247.1 million. Such contracts are marked to market with the resulting gain or loss reflected in revenues. Substantially all of these contracts were closed out by January 26, 1994.

6) INTANGIBLE ASSET

In December 1993, the Company entered into an agreement to purchase the rights to the name "Alex. Brown" for $10.5 million. That agreement was consummated on January 3, 1994. Previously, the name had been used by the Company pursuant to an agreement with certain lineal descendants of Alexander Brown, the founder of the Company in 1800. The Company will amortize the cost of the name over 40 years.

7) BANK LOANS

Bank loans were collateralized as follows (in thousands):

                                 1993      1992
- ------------------------------------------------
Customers' margin securities   $45,057   $45,000
Office equipment and
 leasehold improvements         13,816    20,419
Unsecured                        7,100        --
                             --------- ---------
                               $65,973   $65,419
                             -------------------
                             -------------------


The Company obtains bank loans which are collateralized by securities owned by the Company and customers' margin securities. Such loans are payable on demand and bear interest based on the federal funds rate. The weighted average interest rate on these loans was 3.5% at December 31, 1993. The averages of such loans outstanding were $105,008,000 during 1993 at a weighted average interest rate of 3.6% and $58,155,000 during 1992 at a weighted average interest rate of 3.9%.

Term  loans  of  $13,816,000  and  $20,419,000  at December 31, 1993 and 1992,
respectively, are collateralized by office equipment and leasehold improvements and bear interest at rates ranging from 5.4% to 9.3%. The weighted average interest rates of these term loans were 7.8% during 1993 and 8.2% during 1992. Such loans mature as follows: $6,780,000 in 1994, $4,655,000 in 1995 and $2,381,000 in 1996.

A term loan of $7,100,000 at December 31, 1993 is unsecured and bears interest at a variable rate based on the London Interbank Offered Rate (4.3% at December 31, 1993). The weighted average interest rate was 3.7% during 1993. The loan matures as follows: $800,000 in 1994, $1,000,000 in 1995, $1,200,000 in 1996, $2,350,000 in 1997 and $1,750,000 in 1998.

The Company has $125 million of unused lines of credit under revolving credit and term loan facilities (the "Credit Facilities") with various banks. The Credit Facilities expire in August 1994 as to $25 million and August 1996 as to $100 million.

The Credit Facilities and term loans contain various restrictive covenants, the most significant of which require the maintenance of minimum levels of net worth by both the Company and Alex. Brown and minimum levels of net capital by Alex. Brown. At December 31, 1993, the Company and Alex. Brown were in compliance with all restrictive covenants contained in the Credit Facilities and term loans.

Interest payments, including interest payments on repurchase agreements, securities loaned and convertible subordinated debentures, were $14,122,000, $10,503,000 and $12,452,000 during 1993, 1992 and 1991, respectively.

8) SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased consisted of the following (in thousands):

                                   1993        1992
- ----------------------------------------------------
United States government and
 agencies thereof                $ 1,989     $ 7,548
Mortgage-backed                        6          11
States and municipalities            189       2,107
Corporate debt                     3,975       2,987
Corporate equity                  21,243       9,127
                             ----------- -----------
                                 $27,402     $21,780
                             -----------------------
                             -----------------------


Securities sold, not yet purchased represent obligations to purchase securities at prevailing market prices. These transactions result in off-balance-sheet risk since Alex. Brown's ultimate cost to satisfy the obligations is dependent upon future prices of the securities and may exceed the amounts recognized in the Consolidated Statements of Financial Condition.

9) NET CAPITAL REQUIREMENTS

Alex. Brown is required to comply with the net capital rule of the Securities and Exchange Commission. The rule may limit the Company's ability to withdraw capital from Alex. Brown. Alex. Brown has consistently exceeded the minimum net capital requirements under the rule. At December 31, 1993, Alex. Brown's net capital was $227,468,000 which exceeded net capital rule requirements by $211,595,000. Alex. Brown has two London-based subsidiaries which are subject to the capital requirements of the Securities and Futures Authority (SFA). At December 31, 1993, these subsidiaries were in compliance with the SFA capital adequacy requirements.

10) COMMITMENTS AND CONTINGENCIES

Leases

The Company's subsidiaries are obligated under operating leases for office facilities and equipment expiring at various dates to 2004. Two leases for office facilities are with partnerships which are controlled by certain employees of the Company. Under these leases the subsidiaries pay all insurance, energy and other occupancy costs. Another lease for office facilities is with a partnership in which the Company has an ownership interest. The approximate annual minimum rentals under the leases payable to such related parties and others as of December 31, 1993 were as follows (in thousands):

                                         Related
Years Ending December 31                 Parties      Others
- ------------------------------------------------------------
1994                                      $2,851     $ 9,353
1995                                       2,849       9,175
1996                                       2,844       8,781
1997                                         624       7,860
1998                                          --       5,267
1999 and thereafter                           --      18,073
- ------------------------------------------------------------

Rent expense, including equipment rentals, was $14,829,000, $15,076,000 and $15,350,000, including $2,939,000, $3,270,000 and $3,105,000 to related parties, for 1993, 1992 and 1991, respectively.

Letters of Credit

At December 31, 1993, Alex. Brown was contingently liable for up to $24,804,000 under unsecured letters of credit used to satisfy required margin deposits at three securities clearing corporations.

Investment Commitments

At December 31, 1993, the Company had committed to invest up to $29 million in certain investment partnerships, including $23 million in a merchant banking partnership in which the Company and certain of its employees are the general partners.

Litigation

In the course of its investment banking and securities brokerage business, Alex. Brown has been named a defendant in a number of lawsuits and may be required to contribute to final settlements in actions, in which it has not been named a defendant, arising out of its participation in the underwritings of certain issues. A substantial settlement or judgment in any of these cases could have a material adverse effect on the Company. Although the ultimate outcome of such litigation is not subject to determination at present, in the opinion of management, after consultation with counsel, the resolution of these matters will not have a material adverse effect on the Company's consolidated financial statements.

Financial Instruments with Off-Balance-Sheet Risk

Alex. Brown executes, settles and finances securities transactions in connection with its customer and correspondent clearing activities ("customers"). These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to Alex. Brown pursuant to securities transactions until settlement date, which is generally five business days after trade date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill his contractual obligations, and Alex. Brown is required to buy or sell securities at prevailing market prices.

Alex. Brown's customers may sell securities not yet purchased or write option contracts ("short sales"). Regulatory and internal margin requirements determine the collateral value that customers who execute short sales must have in their accounts in the form of cash or securities. Customer short sales may expose the Company to risk of loss in the event that collateral held by Alex. Brown is not sufficient to cover losses which customers may incur. In the event a customer fails to fulfill his obligations, Alex. Brown may be required to buy or sell securities at prevailing market prices.

The Company seeks to minimize the above risks through a variety of reporting and control procedures. Customers and other brokers are required to maintain collateral in compliance with regulatory and internal requirements. The adequacy of collateral is reviewed daily and customers may be required to deposit additional collateral or reduce short positions when necessary. Alex. Brown sets credit limits for customers executing transactions on margin and monitors compliance with such limits on a daily basis. Alex. Brown establishes credit limits for customers and other brokers with which it conducts significant transactions. Alex. Brown monitors compliance with and the appropriateness of such limits. Alex. Brown's policy is to obtain and maintain collateral until the counterparty fulfills its obligation.

Financial Instruments with Concentrations of Credit Risk

As a securities broker, Alex. Brown engages in various securities trading and brokerage activities with other brokers and institutional and individual customers. In connection with these activities, Alex. Brown enters into reverse repurchase and repurchase agreements which are collateralized by U.S. government and agency securities and securities lending arrangements which may result in credit exposure in the event the counterparty fails to fulfill its contractual obligations. A substantial portion of Alex. Brown's transactions are executed with and on behalf of other brokers and dealers and institutional investors, including commercial banks, insurance companies, pension plans, mutual funds and other financial institutions. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through the use of a variety of reporting and control procedures described in the preceding discussion of financial instruments with off-balance-sheet risk. Substantially all of Alex. Brown's receivables are collateralized by securities which are generally in physical possession, at depositories or due from other parties.

11) FAIR VALUE OF FINANCIAL INSTRUMENTS

Receivables

Receivables from customers and brokers, dealers and clearing organizations include margin loans which are payable on demand, amounts due on open transactions which usually settle within a few days, and cash deposits made in connection with securities borrowed transactions which normally can be closed out within a few days. The carrying amounts of these receivables, which are generally secured by marketable securities, and other receivables approximate fair value.

Firm trading and investment securities (long and short)

Firm trading and investment securities are carried in the financial statements at market value (see note 1).

Bank loans

The principal balance of bank loans which are payable on demand is assumed to be the fair value of such loans. Term loans with an aggregate principal balance of $20,916,000 and $20,419,000 had fair values of $21,193,000 and
$20,912,000 at December 31, 1993 and 1992, respectively, based on borrowing rates currently available to the Company for loans with similar terms and remaining maturities.

Payables

Payables to customers and brokers, dealers and clearing organizations include free credit balances which are payable on demand, amounts due on open transactions which usually settle within a few days, and cash deposits received in connection with customer short sales and securities loaned transactions which normally can be closed out within a few days. Other payables include expense accruals and amounts due to other brokers resulting from securities underwritings. The carrying amount of payables approximates fair value.

Convertible subordinated debentures

The market value of the 5.75% convertible subordinated debentures was $26,220,000 and $24,125,000 at December 31, 1993 and 1992, respectively, based on quoted market prices.

12) CONVERTIBLE SUBORDINATED DEBENTURES

The Company issued $25,000,000 convertible subordinated debentures in June 1986. The debentures are convertible into the Company's common stock at the rate of one share of common stock for each $26.03 of principal amount of debentures.

13) INCOME TAXES

The components of income tax expense were as follows (in thousands):

                               1993      1992      1991
- --------------------------------------------------------
Federal                      $47,644   $29,848   $24,645
State and local               11,465     6,925     6,759
                           --------- --------- ---------
                             $59,109   $36,773   $31,404
                           -----------------------------
                           -----------------------------
Current                      $62,362   $37,803   $34,558
Deferred                      (3,253)   (1,030)   (3,154)
                           --------- --------- ---------
                             $59,109   $36,773   $31,404
                           -----------------------------
                           -----------------------------

Income tax expense is reconciled to amounts computed by applying the federal corporate tax rate to earnings before income taxes as follows (in thousands):

                               1993      1992      1991
- --------------------------------------------------------
Tax at federal statutory
 rate                        $51,917   $32,431   $28,341
State and local income
 taxes, net of federal
 income tax benefit            7,452     4,570     4,461
Other, net                      (260)     (228)   (1,398)
                           --------- --------- ---------
                             $59,109   $36,773   $31,404
                           -----------------------------
                           -----------------------------


The components of the net deferred income tax asset were as follows (in thousands):

                              1993      1992      1991
- --------------------------------------------------------
Unrealized profit or
 loss--Firm securities      $(1,620)    $(429)    $(164)
Equity awards                 2,212       728      (345)
Accrued expenses              7,461     4,605     3,219
Other investments            (1,670)   (1,385)   (1,063)
Deferred income                  --        --       793
Depreciation                    358      (588)     (695)
Other, net                      238       795       951
                           --------- --------- ---------
                            $ 6,979    $3,726    $2,696
                           -----------------------------
                           -----------------------------


Income tax payments were $50,428,000, $35,459,000 and $22,021,000 during 1993,
1992 and 1991, respectively.

The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109) as of January 1, 1992. The effects of adoption of SFAS No. 109 on the deferred income tax asset as of January 1, 1992 and net earnings for the year ended December 31, 1992 were not material. At December 31, 1993, the gross deferred income tax asset and the gross deferred income tax liability were $15,391,000 and $8,412,000, respectively. There was no valuation allowance relating to deferred income tax assets.

14) EMPLOYEE BENEFIT PLANS

Employee Debentures

The Company has sold convertible subordinated debentures to certain employees pursuant to the 1991 Equity Incentive Plan. The debentures are convertible into the Company's common stock three years after the date issued. The debentures may be redeemed at par if the employee terminates employment with the Company. The Company has made loans to the employees to fund the purchase of the debentures. The loans are subject to forgiveness if certain return on equity targets are met. The Company forgave $1,041,000 of such loans in 1993 as a result of exceeding the return on equity targets in 1991 through 1993. The Company has also sold convertible subordinated debentures to employees under the Equity Partnership Plan described below.

Date Issued         JANUARY 1994  January 1993  January 1992  January 1991
- --------------------------------------------------------------------------
Principal amount      $3,975,000    $2,300,000    $2,045,000    $2,081,000
Interest rate             5.375%        6.375%         6.75%        8.125%
Due Date               JUNE 2000     June 1999     June 1998     June 1997
Conversion
 price/share              $28.83        $23.00        $25.50         $8.50

Stock Options

The Company has granted incentive and nonqualified stock options to certain employees and directors. Payment for the shares may be made in cash, shares of the Company's common stock or a combination thereof. Options were granted to purchase 375,000 shares and 400,000 shares of the Company's common stock in January 1994 and 1993, respectively. These options are exercisable in six equal installments beginning one year from the date of grant and expire after ten years. The exercise price for these options is 25% greater than the average market value of the Company's common stock 30 days prior to and including the date of grant. Options previously granted are generally exercisable in five equal installments beginning one year from the date of grant and expire after five years. The option prices approximated the market values of the Company's common stock at the dates of grant except for options exercisable at $13.17 per share which were issued in 1987 at a discount. Compensation expense related to such discount was $182,000 for 1991.

The following table sets forth activity relating to the number of shares covered by stock options (options granted include amounts granted through January of the following year):

                                 1993        1992         1991
- -----------------------------------------------------------------
Outstanding at January 1      2,168,568   2,607,199    3,058,824
Granted                         384,000     410,500      657,200
Exercised (at $8.50-$25.50)    (356,032)   (765,036)  (1,074,048)
Forfeited                       (88,380)    (84,095)     (34,777)
                             ----------- ----------- ------------
Outstanding at December 31    2,108,156   2,168,568    2,607,199
                             ------------------------------------
                             ------------------------------------


Options outstanding at December 31, 1993 have an exercise price range of $8.50--$31.34 per share and a weighted average exercise price of $20.68 per share. Options for 696,847 shares were exercisable at December 31, 1993.

Restricted Stock Awards

In February 1992, the Company issued 45,673 shares of common stock to a trust for the benefit of certain employees. The employees' interests in the trust vest after three years. Compensation expense related to this grant was $1,165,000 in 1991.

Restricted stock awards granted prior to 1991 vest over five years. Unvested shares are subject to forfeiture if the recipient terminates employment with the Company. The market value of shares granted is being amortized over the periods in which the employees are providing the related services (compensation expense of $903,000 for 1991, $431,000 for 1992, $91,000 for
1993, $109,000 for 1994 and $58,000 for 1995).

Capital Accumulation Plan

The Company maintains a 401(k) deferred compensation plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the plan pursuant to salary reduction agreements. The Company may make discretionary matching contributions to the plan and may make additional contributions in order to preserve the plan's tax exempt status. Compensation expense for the Company's contributions to the plan was $2,277,000, $1,956,000 and $1,587,000 for 1993,
1992 and 1991, respectively.

Profit Sharing Plan

The Company maintains a profit sharing plan covering substantially all employees. Contributions to the plan by the Company are discretionary. Profit sharing plan expense was $3,980,000, $2,044,000 and $3,441,000 for 1993, 1992
and 1991, respectively.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan pursuant to which employees may purchase shares of the Company's common stock through payroll deductions, subject to certain limitations, at a price equal to 85% of the fair market value of the stock on four quarterly investment dates. The plan provides for the issuance of up to 1,000,000 shares. A total of 462,276 shares have been issued under the plan, including 95,413 shares in 1993.

Equity Compensation Plan

During 1993 and 1992, certain key employees had a portion of cash compensation withheld and replaced by restricted common stock of the Company at a 15% discount from market and interests in investment accounts through which the employees can direct investments in selected Company-sponsored investment vehicles. Amounts withheld during 1993 were tax deferred. The restricted stock cannot be sold and funds cannot be withdrawn from the investment accounts for three years (five years if employment terminates during the initial three year period). These restrictions are removed in the event of death, disability, or retirement. Pursuant to the Equity Compensation Plan, $8,729,000 and $2,730,000 of cash compensation was withheld and replaced by 204,242 and 69,791 shares of the Company's common stock and interests in investment accounts for 1993 and 1992, respectively.

Deferred Compensation Plan

The Company maintains a deferred compensation plan for Private Client investment representatives. Eligible participants can direct the investment of their deferred compensation amounts by selecting among various Company-sponsored investment vehicles and the common stock of the Company at a 15% discount from market. The employees vest in the deferred compensation accounts after four years. The deferred compensation is forfeited if the employee terminates employment with the Company during the vesting period except for termination due to death, disability, or retirement. The amount of deferred compensation is being amortized over the periods in which the employees are providing the related services (compensation expense of $761,000 for each of the years 1993 through 1997).

Equity Partnership Plan

In August 1993, the Company sold 544,000 shares of its common stock and $25,080,000 convertible subordinated debentures at market to certain key employees pursuant to the 1991 Equity Incentive Plan. The debentures bear interest at 5.32%, payable annually, and are due August 2001. The debentures are convertible into the Company's common stock in stages beginning four years after the date issued at a rate of one share of common stock for each $23.75 of principal amount of debentures. The debentures may be redeemed at par if the employee terminates employment with the Company. The Company made loans to the employees of $38,000,000 to finance the purchase of the stock and debentures. Under the Plan, the Company may forgive up to 15.6% of the loans. The Company forgave $3,200,000 of such loans in 1993. The sale of the convertible subordinated debentures and the authorization of the related loans are subject to shareholder approval at the Company's Annual Meeting in April 1994.

REPORT OF INDEPENDENT AUDITORS
- -----------------------------------------------------------------
ALEX. BROWN INCORPORATED


Board of Directors
Alex. Brown Incorporated:


We have audited the accompanying consolidated statements of financial condition of Alex. Brown incorporated and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the cosolidated financial statements referred to above present fairly, in all material respects, the financial position of Alex. Brown Incorporated and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK

Baltimore, Maryland
January 26, 1994

SELECTED CONSOLIDATED FINANCIAL INFORMATION
- ------------------------------------------------------------------------------
ALEX. BROWN INCORPORATED

<CAPTIONS>

                                             Years Ended December 31
                                 1993        1992        1991     1990(1)     1989(1)
- --------------------------------------------------------------------------------------
                                    (in thousands, except per share amounts)
Results of Operations:
  Revenues                  $  628,203  $  455,724  $  410,580  $  271,702  $  290,648
  Operating expenses           479,868     360,340     327,224     259,942     272,694
                            ----------  ----------  ----------  ----------  ----------
  Earnings before income
taxes                          148,335      95,384      83,356      11,760      17,954
  Income taxes                  59,109      36,773      31,404       3,999       7,288
                            ----------  ----------  ----------  ----------  ----------
  Net earnings              $   89,226  $   58,611  $   51,952  $    7,761  $   10,666
  Earnings per share:
Primary                     $     5.61  $     3.72  $     3.36  $      .50  $      .65
Fully diluted               $     5.09  $     3.50  $     3.12  $      .50  $      .65
  Cash dividends per share  $      .575 $      .45  $      .34  $      .265 $      .19
  Weighted average shares
outstanding: Primary            15,916      15,742      15,480      15,482      16,360
Fully diluted                   17,809      17,064      16,976      15,619      16,369
                           -----------------------------------------------------------
                           -----------------------------------------------------------

                                                   December 31
                           -----------------------------------------------------------
                              1993        1992        1991        1990        1989
- --------------------------------------------------------------------------------------
Financial Condition:
  Total assets              $1,283,423  $1,085,034  $  865,692  $  786,852  $  943,768
  Long-term debt            $   13,336  $   15,160  $   17,279  $   18,843  $    6,143
  Convertible subordinated
   debentures               $   56,148  $   28,723  $   26,670  $   24,496  $   24,448
  Total stockholders'
   equity                   $  345,665  $  274,395  $  221,680  $  169,783  $  177,966

(1) 1989 results include a $9.4 million charge related to excess office space; 1990 results include a $2.0 million reversal of a portion of such charge.

QUARTERLY FINANCIAL DATA (UNAUDITED)
- ------------------------------------------------------------------------------
ALEX. BROWN INCORPORATED


                                     Quarters Ended
                   ---------------------------------------------------
1993                 December 31  September 24     June 25    March 26
- ----------------------------------------------------------------------
                        (in thousands, except per share amounts)
Revenues                $218,774      $139,674    $130,016    $139,739
Operating expenses       154,981       113,267     104,804     106,816
                   ------------- ------------- ----------- -----------
Earnings before
 income taxes             63,793        26,407      25,212      32,923
Income taxes              24,879        11,179      10,211      12,840
                   ------------- ------------- ----------- -----------
Net earnings          $   38,914    $   15,228  $   15,001  $   20,083
                   ---------------------------------------------------
                   ---------------------------------------------------
Earnings per
 share:
  Primary               $   2.42      $   0.95    $   0.95    $   1.28
                   ---------------------------------------------------
                   ---------------------------------------------------
  Fully diluted         $   2.13      $   0.86    $   0.89    $   1.19
                   ---------------------------------------------------
                   ---------------------------------------------------

                                     Quarters Ended
                   ---------------------------------------------------
1992                 December 31  September 25     June 26    March 27
- ----------------------------------------------------------------------
Revenues                $128,055      $104,654    $ 98,860    $124,155
Operating expenses        93,536        86,415      83,365      97,024
                   ------------- ------------- ----------- -----------
Earnings before
 income taxes             34,519        18,239      15,495      27,131
Income taxes              13,462         7,113       5,888      10,310
                   ------------- ------------- ----------- -----------
Net earnings            $ 21,057      $ 11,126    $  9,607    $ 16,821
                   ---------------------------------------------------
                   ---------------------------------------------------
Earnings per
 share:
  Primary               $   1.37      $   0.71    $   0.60    $   1.05
                   ------------- ------------- ----------- -----------
                   ------------- ------------- ----------- -----------
  Fully diluted         $   1.28      $   0.67    $   0.57    $   0.99
                   ---------------------------------------------------
                   ---------------------------------------------------

CORPORATE INFORMATION
- ----------------------------------------------------------------------
ALEX. BROWN INCORPORATED


PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The common stock of the Company trades on the NYSE under the symbol "AB." Prior to the Company listing on the NYSE in March, 1992 the common stock of the Company traded on the NASDAQ National Market System under the symbol of ABSB. As of December 31, 1993, there were approximately 665 holders of record of the Company's common stock. The following tables set forth the high and low sales prices of the common stock and the cash dividends declared on the common stock for the periods indicated.

PRICE RANGE OF COMMON STOCK
1993                        High       Low
- --------------------------------------------------
First Quarter               $24 5/8    $19 5/8
Second Quarter              $23 1/2    $20
Third Quarter               $29 1/4    $22 1/2
Fourth Quarter              $30 1/2    $23 1/8

1992                        High       Low
- --------------------------------------------------
First Quarter               $27 3/4    $20 1/4
Second Quarter              $20 1/8    $15 3/8
Third Quarter               $18 1/4    $15 3/8
Fourth Quarter              $22 3/8    $14 1/2

DIVIDEND INFORMATION
                 Dividend
                 Per Share          Declaration Date   Record Date        Payment Date
- --------------------------------------------------------------------------------------------
1993             $.125              April 27, 1993     May 7, 1993        May 18, 1993
                 $.15               July 27, 1993      August 6, 1993     August 17, 1993
                 $.15               October 19, 1993   October 29, 1993   November 9, 1993
                 $.15               January 26, 1994   February 9, 1994   February 18, 1994

1992             $.10               April 21, 1992     May 1, 1992        May 8, 1992
                 $.10               July 21, 1992      July 31, 1992      August 10, 1992
                 $.125              October 20, 1992   October 30, 1992   November 10, 1992
                 $.125              January 28, 1993   February 9, 1993   February 18, 1993

FORM 10-K

A copy of the Company's Annual Report on Form 10-K for 1993 as filed with the Securities and Exchange Commission is available without charge on request by writing to Beverly L. Wright, Chief Financial Officer, Alex. Brown Incorporated, 135 East Baltimore Street, Baltimore, Maryland 21202.

AUDITORS                        TRANSFER AGENT AND REGISTRAR
KPMG Peat Marwick               Chemical Bank
111 South Calvert Street        450 W. 33rd Street
Baltimore, Maryland 21202       New York, New York 10001
(410) 783-8300                  (800) 851-9677